Exhibit 99(a)(5)(R)

For Immediate Release	Investors	Media
July 2, 2007	Carol Miceli	Maria Cantor
	(617) 768-6602	(617) 768-6690

Genzyme Extends Tender Offer to Acquire Bioenvision, Inc.

Waives Minimum Tender Condition; 100 Percent of Preferred Shares
Now Tendered

CAMBRIDGE, Mass — Genzyme Corporation (Nasdaq: GENZ) announced today that it is waiving the condition to its tender offer that it acquire at least 50 percent of the outstanding shares of common stock of Bioenvision, Inc. (Nasdaq: BIVN) and that it is extending the tender offer for all outstanding shares of common and preferred stock of Bioenvision until 12:01 a.m. on July 10, 2007.

As of 12:01 a.m. this morning, Genzyme has received a preliminary number of tenders representing approximately 26 percent of the outstanding shares of Bioenvision on an as-converted basis, including shares tendered by directors and senior executives of Bioenvision.  The shares tendered include approximately 20 percent of the outstanding shares of Bioenvision common stock and 100 percent of the outstanding shares of preferred stock.

The preferred stock that has been tendered can be converted into common stock at an approximately two-to-one ratio and carries with it several additional features, including a separate class vote to approve any merger or business combination of

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Bioenvision, as well as a separate class vote to approve the authorization of any additional shares of Bioenvision common stock.  In addition to the separate class vote on a merger or share authorization, the preferred stock votes together with the common stock on such matters.

Under the merger agreement reached between Genzyme and Bioenvision on May 29, 2007, Bioenvision remains obligated to pursue a merger with Genzyme. Bioenvision’s ability to terminate the merger agreement upon receiving a superior proposal would expire upon Genzyme’s acceptance of the tendered shares.  The process to hold a meeting to vote on the proposed merger may take up to 60 days or longer.  If the merger were not to close, Genzyme would remain a significant common stockholder of Bioenvision and hold all the preferred stock of the company, along with its attendant rights, including the right to approve or disapprove any merger.

                “We are proceeding with this transaction and expect that Genzyme will purchase all Bioenvision shares tendered as of the new expiration date,” stated Mark J. Enyedy, president of Genzyme Oncology, a business unit of Genzyme Corporation.  “We look forward to the remaining Bioenvision shareholders tendering their shares and the vote on the proposed merger.  Regardless of the outcome of these transactions, we are committed to playing an active and constructive role as a significant long-term shareholder of Bioenvision in bringing these important therapies to patients worldwide.”

Genzyme agreed on May 29, 2007 to acquire Bioenvision in an all-cash transaction valued at $5.60 per outstanding common share and $11.20 per outstanding preferred share (plus accrued but unpaid dividends), or approximately $345 million.  Genzyme may elect to extend its offer again by giving notice of such extension to

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Bioenvision shareholders, a copy of which will be filed with the Securities and Exchange Commission and which should also be made available through the Internet at www.sec.gov.

About Genzyme

One of the world’s leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases.  Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 9,000 employees in locations spanning the globe and 2006 revenues of $3.2 billion.  Genzyme has been selected by FORTUNE as one of the “100 Best Companies to Work for” in the United States.

With many established products and services helping patients in nearly 90 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences.  The company’s products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant, and diagnostic testing.  Genzyme’s commitment to innovation continues today with a substantial development program focused on these fields, as well as immune disease, infectious disease, and other areas of unmet medical need.

Important Information Regarding the Tender Offer

As of 12:01 a.m. on July 2, 2007, a preliminary total of approximately 11,140,630 shares of Bioenvision common stock and 2,250,000 shares of Bioenvision preferred stock had been tendered and not withdrawn.

Bioenvision investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the “SEC”) from time to time, including the tender offer statement filed on June 4, 2007, as amended, regarding the tender offer by Genzyme’s wholly owned subsidiary, Wichita Bio Corporation, for all of the outstanding shares of Bioenvision, Inc. Investors and security holders may obtain a free copy of the disclosure documents and other documents filed by Genzyme or Wichita Bio with the SEC at the SEC’s website at www.sec.gov. In addition, documents filed with the SEC by Genzyme or Wichita Bio may be obtained free of charge from Genzyme by directing a request to Sally Curley at (617)768-6140.

Safe Harbor Statement

This press release contains forward-looking statements, including the statements regarding: expectations on the completion of the tender offer, Genzyme’s anticipated ownership stake in Bioenvision at the conclusion of the tender offer and expectations on the timing and success of a merger vote. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others,

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 the possibility that other closing conditions will not be met; uncertainty regarding the Bioenvision shares that will be tendered as of the new expiration date and that a merger vote may not be successful.  We caution investors not to place undue reliance on the forward-looking statements contained in this document. These statements speak only as of the date of this document and we undertake no obligation to update or revise the statements.

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